Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Herman Miller, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants, stock purchase contracts and stock purchase units, and to the incorporation by reference therein of our reports dated August 1, 2017, with respect to the consolidated financial statements and schedule of Herman Miller, Inc., and the effectiveness of internal control over financial reporting of Herman Miller, Inc., included in its Annual Report (Form 10-K) for the fiscal year ended June 3, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Grand Rapids, Michigan
October 10, 2017